Mexican Federal Economic Competition Commission Approves Pan American Silver’s Arrangement with Yamana and Agnico Eagle
Pan American Declares Dividend with Respect to the First Quarter of 2023
Vancouver, B.C. - March 24, 2023 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American") and Yamana Gold Inc. (TSX: YRI; NYSE: AUY; LSE: AUY) ("Yamana") are pleased to provide an update on the status of Pan American's proposed acquisition of all of the issued and outstanding common shares of Yamana, following the sale by Yamana of its Canadian assets, including certain subsidiaries and partnerships which hold Yamana's interests in the Canadian Malartic mine, to Agnico Eagle Mines Limited, all by way of a plan of arrangement (the "Arrangement") under the Canada Business Corporations Act.
On March 23, 2023, the Mexican Federal Economic Competition Commission approved the Arrangement. All required regulatory, shareholder and court approvals, including the final court order, have now been received and the Arrangement is anticipated to be completed on or about March 31, 2023.
In addition, Pan American has declared a cash dividend of $0.10 per common share, payable on or about May 12, 2023, to holders of record of Pan American’s common shares as of the close of markets on April 14, 2023. The dividends are eligible dividends for Canadian income tax purposes.
Pan American has selected this record and payment date to harmonize its dividend with respect to the first quarter of 2023 with Yamana’s normal course dividend timing for payment of a first quarter dividend. Subsequent dividends to be declared by Pan American are expected to follow Pan American's previous schedule of dividend payments.
About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American Silver provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 29-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina.
For more information about Yamana contact:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

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Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, that the Arrangement is anticipated to be completed on or about March 31, 2023; and the record date of April 14, 2023, and the anticipated payment date of May 12, 2023, with respect to the dividend of Pan American.
These forward-looking statements and information reflect Pan American's and Yamana’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American and Yamana, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. Pan American and Yamana caution the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American and Yamana have made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of the parties to consummate the Arrangement; changes in laws, regulations and government practices in the jurisdictions where we operate; the possibility that transactions contemplated by the Arrangement Agreement will not be completed in the expected timeframe or at all; and those risk factors (i) identified under the heading "Risk Factors" in Pan American’s management information circular dated December 20, 2022, (ii) identified under the heading “Risk Factors” in Yamana’s management information circular dated December 20, 2022, (iii) identified under the heading "Risks Related to Pan American's Business" in Pan American's most recent annual report on form 40-F and annual information form dated February 22, 2023, and (iv) discussed or referred to Yamana’s most recent annual report on form 40-F and annual information form dated March 28, 2022, filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, as applicable. Although Pan American and Yamana have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American and Yamana do not intend, nor do they assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

PAN AMERICAN SILVER CORP.	2